SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 25, 2024

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that, in its session held on April 25, 2024, the Board of Directors of Credicorp Ltd. (the ‘Company’) agreed unanimously the distribution of a dividend according to the Bye-Laws of the Company and considering a total net income attained in the financial year 2023 of S/4,865,540,233.17. The Company’s Board of Directors approved to pay its shareholders a cash dividend of S/3,303,381,095.00 for a total of 94,382,317 issued shares, which is equivalent to S/35.0000 per share.

The cash dividend will be paid out on June 14, 2024, without withholding tax at source, to shareholders of record on May 20, 2024. The dividend will be paid in US Dollars using the weighted exchange rate registered by the Peruvian Superintendency of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on June 12, 2024. The US Dollar dividend amount will be rounded up to four decimals.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative